UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
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Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of September 2024

Commission File Number: 001-38303
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WPP plc
(Translation of registrant's name into English)
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Sea Containers, 18 Upper Ground
London, United Kingdom SE1 9GL
(Address of principal executive offices)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Forward-Looking Statements

In connection with the provisions of the U.S. Private Securities Litigation Reform Act of 1995 (the ‘Reform Act’), the Company may include forward-looking statements (as defined in the Reform Act) in oral or written public statements issued by or on behalf of the Company. These forward-looking statements may include, among other things, plans, objectives, beliefs, intentions, strategies, projections and anticipated future economic performance based on assumptions and the like that are subject to risks and uncertainties. These statements can be identified by the fact that they do not relate strictly to historical or current facts. They use words such as ‘aim’, ‘anticipate’, ‘believe’, ‘estimate’, ‘expect’, ‘forecast’, ‘guidance’, ‘intend’, ‘may’, ‘will’, ‘should’, ‘potential’, ‘possible’, ‘predict’, ‘project’, ‘plan’, ‘target’, and other words and similar references to future periods but are not the exclusive means of identifying such statements. As such, all forward-looking statements involve risk and uncertainty because they relate to future events and circumstances that are beyond the control of the Company. Actual results or outcomes may differ materially from those discussed or implied in the forward-looking statements. Therefore, you should not rely on such forward-looking statements, which speak only as of the date they are made, as a prediction of actual results or otherwise. Important factors which may cause actual results to differ include but are not limited to: the impact of epidemics or pandemics including restrictions on businesses, social activities and travel; the unanticipated loss of a material client or key personnel; delays or reductions in client advertising budgets; shifts in industry rates of compensation; regulatory compliance costs or litigation; changes in competitive factors in the industries in which we operate and demand for our products and services; changes in client advertising, marketing and corporate communications requirements; our inability to realise the future anticipated benefits of acquisitions; failure to realise our assumptions regarding goodwill and indefinite lived intangible assets; natural disasters or acts of terrorism; the Company’s ability to attract new clients; the economic and geopolitical impact of the conflicts in Ukraine and Gaza; the risk of global economic downturn; slower growth, increasing interest rates and high and sustained inflation; supply chain issues affecting the distribution of our clients' products; technological changes and risks to the security of IT and operational infrastructure, systems, data and information resulting from increased threat of cyber and other attacks; effectively managing the risks, challenges and efficiencies presented by using Artificial Intelligence (AI) and Generative AI technologies and partnerships in our business; risks related to our environmental, social and governance goals and initiatives, including impacts from regulators and other stakeholders, and the impact of factors outside of our control on such goals and initiatives; the Company’s exposure to changes in the values of other major currencies (because a substantial portion of its revenues are derived and costs incurred outside of the UK); and the overall level of economic activity in the Company’s major markets (which varies depending on, among other things, regional, national and international political and economic conditions and government regulations in the world’s advertising markets). In addition, you should consider the risks described in Item 3D, captioned “Risk Factors,” which could also cause actual results to differ from forward-looking information. In light of these and other uncertainties, the forward-looking statements included in this document should not be regarded as a representation by the Company that the Company’s plans and objectives will be achieved. Neither the Company, nor any of its directors, officers or employees, provides any representation, assurance or guarantee that the occurrence of any events anticipated, expressed or implied in any forward-looking statements will actually occur. The Company undertakes no obligation to update or revise any such forward-looking statements, whether as a result of new information, future events or otherwise.

EXHIBIT INDEX

Exhibit No.	Description
1	Acquisition dated 10 September 2024, prepared by WPP plc.

 FOR IMMEDIATE RELEASE                                                                                                                                                                                                                                                                                                                                                                                                10 September 2024

WPP plc ("WPP")

WPP acquires New Commercial Arts

NCA joins Ogilvy to drive further momentum in the UK

WPP today announces that it has acquired New Commercial Arts (NCA), a leading independent creative and customer experience agency. NCA will join Ogilvy's global creative network to further accelerate the agency's momentum in the UK market.

NCA was founded in 2020 by a team including industry leaders James Murphy and David Golding and became one of the fastest-growing agencies in the UK in 2023. Since its inception, NCA has worked with local and global clients including Sainsbury's, MoneySuperMarket, Vodafone, Nando's, Paramount+, Alzheimer's Society and Cityfibre.

Murphy and Golding previously founded Adam&Eve in 2008 and built it into one of the most influential agencies to launch in the UK, with success on the international stage. NCA employs approximately 90 people and is currently based in Fitzrovia in London and Merchant City in Glasgow, in partnership with the Glasgow School of Art.

Both Ogilvy UK and NCA will come under the leadership of James Murphy as CEO Ogilvy Group UK. This marks a return to Ogilvy for Murphy who began his career as a graduate trainee with the agency.

Fiona Gordon, who has led a resurgence for Ogilvy in the UK as CEO since 2021, has been promoted to Global CEO of Advertising at Ogilvy. In this new role Gordon will report to Ogilvy Global CEO Devika Bulchandani, working closely with Global Chief Creative Officer Liz Taylor and Ogilvy's Worldwide Creative Council.

Mark Read, CEO of WPP, said: "NCA is one of the UK's most exciting new agencies with a great team, an impressive roster of clients and a track record of elevating beloved British brands. Its capabilities and client base make NCA highly complementary to Ogilvy; bringing together these two very successful agencies will drive growth both for our clients and our own UK business."

James Murphy, co-founder and CEO of NCA and incoming CEO of Ogilvy Group UK, said: "Ogilvy is rightly recognised as the world's pre-eminent creative network, and to be joining with the remit to unlock our collective potential in the UK market is irresistible. For our team and our clients this will be a game-changer in what we can bring to their careers and their brands. Plugging into Ogilvy and WPP's network will give us access to data and AI tools at scale through WPP Open and to a broad set of Ogilvy capabilities that were simply out of our reach as an independent - from influencer marketing, PR, CRM, commerce and service design to business transformation and brand innovation through Ogilvy Consulting."

Devika Bulchandani, Global CEO of Ogilvy, said: "James, David and their partners are pioneers in our industry. When they created New Commercial Arts, they deliberately chose the word commercial because growing our clients' brands and businesses is core to what our industry does - an ethos mirrored in David Ogilvy's famous words: 'We Sell, Or Else'. Fiona's stellar leadership has been instrumental in propelling Ogilvy UK forward, playing a critical role in the growth and momentum of our global network. I'm thrilled that her impact will now be felt on a global stage."

Fiona Gordon, newly appointed Global CEO of Advertising at Ogilvy, added: "I'm invigorated every day by the boundless potential of creativity to not only propel businesses forward but to leave an indelible mark on culture. To have the opportunity to collaborate more closely with Dev, Liz, and Ogilvy's Worldwide Creative Council to harness the creative brilliance of our network on behalf of our clients is a tremendous opportunity. In my new role I'm excited that the UK will make a vital contribution as a key market."

Ogilvy UK ranked as the #1 agency in the UK on WARC's 2024 Creative 100 list, the definitive benchmark for creative success based on results from the most prestigious global and regional industry competitions. The agency currently has capabilities that span Advertising, Customer Experience, PR & Influence, Health and Consulting. Ogilvy Consulting was named in the Financial Times' 2024 list of the UK's Leading Consultants for the seventh consecutive year and has been recognised for its award-winning Behavioral Science practice, which hosted the 12th annual Nudgestock event, the world's biggest festival of behavioural science and creativity, in July. Most recently, Ogilvy PR's Influence team was recognised as the Best Large Influencer Marketing Agency at the Global Influencer Marketing Awards. Ogilvy UK's clients include Unilever, Mondelēz, Sainsbury's and F1; and it recently added Molson Coors to its client portfolio.

Ogilvy was named the Network of the Year at the 2024 Cannes Lions International Festival of Creativity and was recognised by WARC as the World's #1 Creative Agency Network (2020-2024) and Most Effective Creative Network in consecutive years (2023, 2024).

Further information
WPP Communications
press@wpp.com

About WPP
WPP is the creative transformation company. We use the power of creativity to build better futures for our people, planet, clients and communities. For more information, visit wpp.com.

About Ogilvy
Ogilvy has been creating impact for brands through iconic, culture-changing, value-driving ideas since the company was founded by David Ogilvy 75 years ago. It builds on that rich legacy through Borderless Creativity - innovating at the intersections of its advertising, public relations, relationship design, consulting, and health capabilities with experts collaborating seamlessly across more than 120 offices spanning 90 countries. Ogilvy currently ranks as the #1 global agency network for creative excellence and effectiveness by WARC, signifying its ability to deliver creative solutions that drive unreasonable impact for clients and communities. Ogilvy is a WPP company. For more information, visit ogilvy.com.

About NCA
New Commercial Arts is an agency that unites brand and customer creativity, to make brands more desirable and easier to buy. For more information visit newcommercialarts.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WPP PLC
(Registrant)
Date: 10 September 2024	By: ______________________
Balbir Kelly-Bisla
Company Secretary